Subsidiaries:


     Intelligroup New Zealand Limited, a corporation formed pursuant to the laws of New Zealand and a wholly-owned subsidiary of Intelligroup, Inc.

     Intelligroup Europe Limited, a corporation formed pursuant to the laws of the United Kingdom and a wholly-owned subsidiary of Intelligroup, Inc.

     Intelligroup Singapore Private Ltd., a corporation formed pursuant to the laws of Singapore and 50% owned by each of Intelligroup, Inc., and Rajkumar Koneru, Chief Executive Officer, President of U.S. Operations and Director of Intelligroup, Inc.

     Intelligroup Nordic A/S, a corporation formed pursuant to the laws of Denmark and a wholly-owned subsidiary of Intelligroup, Inc.

     Intelligroup Australia Pty Limited, a corporation formed pursuant to the laws of Australia and a wholly-owned subsidiary of Intelligroup, Inc.

     Intelligroup Asia Private, Ltd., a corporation formed pursuant to the laws of India, a 99.8% owned and wholly-controlled subsidiary of Intelligroup, Inc.